UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2025	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Octavius Oky Prakarsa ---------------------------------------------------- (Signature) Octavius Oky Prakarsa VP Investor Relations

Number	:	Tel.14/LP 000/COP-K0F00000/2025

Jakarta,	March 24, 2025

Board of Commissioners of the Indonesian Financial Services Authority

Attn. Chief Executive of Capital Market, Financial Derivative, and Carbon Exchange Supervision Sumitro Djojohadikusumo Building

Jl. Lapangan Banteng Timur No.2-4,

Jakarta - 10710

Re	:	Changes of Telkom’s Series B Shares Ownership Owned by the Republic of Indonesia (“Negara RI”) to PT Biro Klasifikasi Indonesia (“BKI”)

To whom it may concern,

In compliance with Article 6 Indonesian Financial Service Authority’s (Otoritas Jasa Keuangan/”OJK”) Regulation Number 31/POJK.04/2015 on Disclosure of The Information or Material Facts by The Issuers or Public Companies as amended by OJK Regulations Number 45 Year 2024 on Development and Strengthening of Issuers and Public Companies, we hereby inform you that:

Company Name	:	PT Telkom Indonesia (Persero) Tbk
Business sector	:	Telecommunication
Phone	:	(021) 5215109
E-mail Address	:	investor@telkom.co.id

1.	Type of Material Information or Facts	Changes of Telkom’s Series B Shares Ownership Owned by the Republic of Indonesia (“Negara RI”) to PT Biro Klasifikasi Indonesia (“BKI”).
2.	Date of Event	22 March 2025.
3.	Description of Material Information or Facts
a.
Ownership changes of 51.602.353.559 Series B Shares owned by Negara RI equals to 52,09% (fifty two point zero nine percent) of all share issued by the Company as part of the “Inbreng” shares investment process done by Negara RI to BKI (”Ownership Changes”)
b.
BKI is an Operational Holding Company as stipulated in the Law Number 1 Year 2025 regarding The Third Changes of law Number 19 Year 2003 regarding State Owned Enterprise and it is owned solely by the Negara RI through Minister of State Owned Enterprise and Badan Pengelola Investasi Daya Anagata Nusantara (”Danantara”).
c.
The Ownership Changes From Negara RI to BKI is part of the implementation of laws and regulations namely, Government Regulation Number 15 Year 2025 regarding the Addition of Capital Participation of the Republic of Indonesia into the Share Capital of Perusahaan Perseroan (Persero) PT Biro Klasifikasi Indonesia for the Establishment of an Operational Holding and has been written in the Deed of Participation of Shares by Inclusion in a Limited Liability Company Number 121 dated March 22, 2025 made before Jose Dima Satria SH, Mkn, Notary in the Administrative City of South Jakarta and Government Regulation Number 16 Year 2025 regarding the Addition of

Indonesia's State Capital Participation into the Daya Anagata Nusantara Investment Management Agency.
d.
Due to the change in Ownership, the Company’s shareholders composition has changed as well, as mentioned in our List of Shareholders as of 24 March 2025 issued by PT Datindo Entrycom, as The Company’s Securities Administration Bureau (attached).

4.	Impact of The Event

Negara RI stays as our controlling shareholder and our ultimate beneficial owner through its direct ownership of 1 Series A Dwiwarna Share with special rights and indirect ownership of 51.602.353.559 Series B Shares owned by BKI via Danantara.

5.	Other Information	None.

Thus, we submit this information and thank you for your attention.

Best regards,

/s/ Octavius Oky Prakarsa

Octavius Oky Prakarsa

VP Investor Relations

This letter is originally issued in the Indonesian language, and this is not the official translation.

MINISTER OF STATE-OWNED ENTERPRISES

Number	:	S-235/MBU/03/2025	Jakarta, 22 March 2025
Type	:	Ordinary
Attachment	:	-
Subject	:

Notification of the Signing of the Agreement for the Transfer of State-Owned Shares in PT Telekomunikasi Indonesia (Persero) Tbk as Part of the Additional State Capital Participation in PT Biro Klasifikasi Indonesia (Persero)

To:

Board of Directors PT Telekomunikasi Indonesia (Persero) Tbk

In connection with the enactment of Government Regulation No. 15 of 2025 on the Additional State Capital Participation of the Republic of Indonesia in the Share Capital of the State-Owned Enterprise PT Biro Klasifikasi Indonesia for the Establishment of an Operational Holding, which includes a decision to allocate all Series B shares owned by the Republic of Indonesia in PT Telekomunikasi Indonesia (Persero) Tbk as additional state capital participation in PT Biro Klasifikasi Indonesia (Persero), and taking into account the letter from the Minister of SOEs Number S-191/MBU/03/2025 dated March 22, 2025, we hereby convey the following:

1.	We as the General Meeting of Shareholders (GMS) of PT Biro Klasifikasi Indonesia (Persero) have approved the receipt of the transfer of all Series B shares owned by the Republic of Indonesia in PT Telekomunikasi Indonesia (Persero) Tbk, which consists of 51,602,353,559 (fifty-one billion six hundred two million three hundred fifty-three thousand five hundred fifty-nine) shares, to be included as additional state capital participation in PT Biro Klasifikasi Indonesia (Persero).
2.	The definitive value and transfer of the shares as referred to in point 1 shall be determined following the issuance of a decision by the Minister of State-Owned Enterprises (SOEs/Badan Usaha Milik Negara).
3.	In relation to point 1 above, we, as the representative of the Government as the shareholder of the Republic of Indonesia in PT Telekomunikasi Indonesia (Persero) Tbk, along with the President Director of PT Biro Klasifikasi Indonesia, have signed the agreement for the transfer of share ownership of the Republic of Indonesia’s shares in PT Telekomunikasi Indonesia (Persero) Tbk to be included in the share capital of PT Biro Klasifikasi Indonesia (Persero). Consequently, since the date of the share ownership transfer agreement, PT Biro Klasifikasi Indonesia (Persero) has become a shareholder of PT Telekomunikasi Indonesia (Persero) Tbk, as referred to in point 1 above.

Thus, we convey this information. Thank you for your attention.

MINISTER OF
STATE-OWNED ENTERPRISES,

/s/ Erick Thohir

ERICK THOHIR

Cirulated to:

1.	Deputy Minister of SOEs;
2.	Secretary of the Ministry of SOEs;
3.	Deputy for Legal Affairs and Legislation;
4.	Deputy for Finance and Risk Management;
5.	Board of Directors of PT Biro Klasifikasi Indonesia (Persero); and
6.	Board of Commissioners of PT Telekomunikasi Indonesia (Persero) Tbk.

This letter is originally issued in the Indonesian language, and this is not the official translation.

DATINDO ENTRYCOM (Biro Administrasi Efek)

STATEMENT LETTER
No.: DE/III/25-0971

PT Datindo Entrycom as the Share Registrar managing the Shareholder Register of PT Telekomunikasi Indonesia (Persero) Tbk, based on the Deed of Agreement for Share Administration Management No. 26, dated January 22, 1998, made before A. Partomuan Pohan, S.H., LLM., Notary in Jakarta, hereby declares the Shareholder Composition of the Company based on the Shareholder Register as of March 24, 2025, as follows:

Shares with a Nominal Value of

Rp50,- per Share

Description	Number of Shares	Nominal Value (Rp)%
Authorized Capital		50
Series A Dwiwarna Shares	1	19,499,999,999,950
Ordinary Shares under Series B	389,999,999,999
Total Authorized Capital	390,000,000,000	19,500,000,000,000
Issued and Fully Paid-Up Capital
Series A Dwiwarna Shares:
- Republic of Indonesia	1	50	0.000
Ordinary Shares under Series B:
- PT Biro Klasifikasi Indonesia (Persero)	51,602,353,559	2,580,117,677,950	52.091
- Other Shareholders with Ownership Below 5%	47,459,863,040	2,372,993,152,000	47.909
Total Issued and Fully Paid-Up Capital	99,062,216,600	4,953,110,830,000	100.000
Shares in Portfolio	290,937,783,400	14,546,889,170,000

This Statement Letter is issued to be used as necessary.

Jakarta, 24 March 2025

PT DATINDO ENTRYCOM

/s/ E. Agung Setiawati

E. Agung Setiawati

President Director